Exhibit 99.1

CONTENTS

Definitions	2
Corporate Information	5
Information about Our Weighted Voting Rights	7
Management Discussion and Analysis	9
Other Information	22
Report on Review of Condensed Consolidated Financial Statements	36
Unaudited Condensed Consolidated Balance Sheet	37
Unaudited Condensed Consolidated Statement of Operations	40
Unaudited Condensed Consolidated Statement of Comprehensive Income	42
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity	43
Unaudited Condensed Consolidated Statement of Cash Flows	44
Notes to Condensed Consolidated Financial Statements	47

DEFINITIONS

In this interim report, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014 Plan”	the share incentive plan adopted by the Company in May 2014 and terminated in November 2022

“2015 Plan”	the share incentive plan adopted by the Company in May 2015 and terminated in November 2022

“2022 Plan”	the share incentive plan adopted by the Company in November 2022, as amended or supplemented from time to time

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Audit Committee”	the audit committee of the Company

“Board” or “Board of Directors”	the board of directors of the Company

“CG Code”	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time

“China” or “PRC”	the People’s Republic of China

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“Company”	Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2013, the Shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ

“Director(s)”	director(s) of the Company

“GMV”	gross merchandise volume

“Group”, “we”, “us” or “our”	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong dollars”, “HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“U.S. dollars”	United States dollar, the lawful currency of United States

“Listing”	the listing of the Shares on the Main Board

“Listing Date”	the date of Listing of the Company, i.e. September 29, 2020

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“Mr. Qiu”	Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer

“Mr. Wu”	Mr. Junhua Wu, one of our co-founders and our Director

“NASDAQ”	Nasdaq Global Select Market in the United States

“Prospectus”	the prospectus of the Company dated September 18, 2020

“Renminbi” or “RMB”	the lawful currency of the PRC

“Reporting Period”	the period from January 1, 2024 to June 30, 2024

“RSU(s)”	restricted share unit(s)

“SEC”	the Securities and Exchange Commission of the United States

“Service Provider(s)”	the consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Incentive Plans”	the 2014 Plan, the 2015 Plan and the 2022 Plan

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

* For identification purposes only

This interim report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00 for the financial figures in relation to the Reporting Period, RMB7.0999 to US$1.00 for the financial figures in relation to the year ended December 31, 2023, and RMB7.2513 to US$1.00 for the financial figures in relation to the six months ended June 30, 2023, being the noon buying rate in effect on June 28, 2024, December 29, 2023 and June 30, 2023, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

LANGUAGE

If there is any inconsistency between the English version and Chinese version of this interim report, the English version shall prevail, provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this interim report and their English translations, the Chinese names shall prevail.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Vincent Wenbin Qiu (仇文彬) (Founder, Chairperson and Chief Executive Officer)
Mr. Junhua Wu (吳駿華)
Mr. Satoshi Okada (岡田聡良)
Dr. Jun Wang (王俊) (appointed on June 14, 2024)
Ms. Bin Yu (余濱) (appointed on June 14, 2024)
Ms. Yang Liu (劉洋) (resigned on May 30, 2024)

Independent Directors

Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

AUDIT COMMITTEE

Mr. Benjamin Changqing Ye (葉長青) (Chairman)
Mr. Yiu Pong Chan
Mr. Steve Hsien-Chieng Hsia

COMPENSATION COMMITTEE

Mr. Yiu Pong Chan (Chairman)
Mr. Steve Hsien-Chieng Hsia
Mr. Benjamin Changqing Ye (葉長青)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Steve Hsien-Chieng Hsia (Chairman)
Mr. Yiu Pong Chan
Mr. Benjamin Changqing Ye (葉長青)

JOINT COMPANY SECRETARIES

Mr. Arthur Yu
Ms. So Ka Man

AUTHORISED REPRESENTATIVES

Mr. Vincent Wenbin Qiu
Ms. So Ka Man

REGISTERED OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436, China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Vistra (Cayman) Limited
P.O. Box 31119 Grand Pavilion, Hibiscus Way
802 West Bay Road
Grand Cayman, KY1-1205
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Wan Chai, Hong Kong

AUDITOR

KPMG
Public Interest Entity Auditor registered under
the Accounting and Financial Reporting Council
Ordinance
8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

LEGAL ADVISOR

Sidley Austin
Level 39
Two International Finance Centre
8 Finance Street
Central
Hong Kong

PRINCIPAL BANKERS

Ping An Bank Co., Ltd.
14/F, No. 5047 Shennan Road East
Shenzhen
PRC

STOCK CODE

HKEX: 9991
NASDAQ: BZUN

WEBSITE

www.baozun.com

INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS

WEIGHTED VOTING RIGHT STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company’s general meetings, except as may otherwise required by law or by the Listing Rules or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 7.95% of the total number of issued and outstanding Class A ordinary shares or 7.37% of the enlarged issued and outstanding shares of the Company (without taking into account any shares to be issued pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of June 30, 2024.

WVR BENEFICIARY

As of June 30, 2024, the weighted voting rights (“WVR”) beneficiaries are Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer and Mr. Junhua Wu, our co-founder and director.

Mr. Vincent Wenbin Qiu

Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 4,429,366 Class A ordinary shares, comprising 1,147,500 Class A ordinary shares underlying unvested restricted share units under the 2022 Plan. As of June 30, 2024, Mr. Qiu controlled 32.43% of the aggregate voting power of our Company (excluding the treasury shares held by the Company and the Shares bought back by the Company but pending cancellation).

Mr. Junhua Wu

Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 2,764,707 Class A ordinary shares (comprising 261,000 Class A ordinary shares underlying unvested restricted share units under the 2015 Plan) and 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 46,752 Class A ordinary shares. As of June 30, 2024, Mr. Wu controlled 13.80% of the aggregate voting power of our Company (excluding the treasury shares held by the Company and the Shares bought back by the Company but pending cancellation).

The Company’s WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Beginning from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (BBM).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Our revenue increased by 4% from RMB4,208.0 million for the six months end June 30, 2023 to RMB4,370.8 million for the same period in 2024, primarily due to increase in value-added services especially digital marketing service. Our non-GAAP operating loss further narrowed by 16% from RMB8.9 million for the six months ended June 30, 2023 to RMB7.5 million for the same period in 2024, primarily due to the narrowed loss in the Brand Management business.

Baozun E-Commerce (BEC)

Baozun E-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of BEC For the Six Months Ended June 30, 2024

During the first six months ended June 30, 2024, service revenue grew by 7%, primally driven by strong digital marketing demand from brand partners and strong performance of sportswear and apparel category.

Omni-channel expansion remains a key theme for our brand partners. We continued to further enhance our omni-channel capabilities. As of June 30, 2024, approximately 45.8% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap Greater China business. In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China, including the localization ability, on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP Overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

During the first six months of 2024, Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) achieved revenue of RMB584.5 million. As of June 30, 2024, we operated 126 offline stores for GAP in mainland China. While GAP stores are mainly located in first- and second-tier cities in China, the brand continues to expand into cities with potential across China and the region. We plan to open more than 50 new stores this year and continue to optimize our store structure and locations.

Product Management

China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Our designs are driven by data insights and executed with a much shorter supply chain cycle. In the second quarter 2024, we introduced functional features in our core T-shirt category, including Quick Dry, Cooling, Sweat Absorption. These features not only expanded our product offerings but also began to shift customer perceptions, showing that GAP provides more than just comfort.

Retail Management

With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

We aimed to open more “quality” neighborhood stores, such as those in Shanghai Hongyi, Shenyang Joy city, Guizhou Sky Square. These strategically located stores not only drive business but also enhance profitability. Additionally, we co-opened stores in Shenyang and Guiyang with our local strategic partners, creating mutual benefits. Strong partnerships facilitate faster store openings, particularly in second- and third-tier cities, and enhance investment efficiency.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Reporting Period, we enhanced our supply chain capabilities to better meet consumer demands. For example, our proactive fabric planning resulted in a significant cost saving for production for the second quarter of 2024. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease.

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. As of June 30, 2024, we have set up operation offices in 8 markets, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, Thailand, France and South Korea. At the same time, we recruit top and experienced talents locally. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas.

PROSPECTS

Looking forward, we remain cautious about the macro uncertainties. Yet, we are confident that our on-going transformation has strengthened our business fundamentals and our value proposition to brand owners. Our main focus in 2024 is to diligently and patiently execute our plans in a sustainable manner. Our ongoing strategic expansion into three business lines — Baozun e-Commerce, Baozun Brand Management and Baozun International — is paving the way for our second growth curve.

For e-Commerce, we are fully committed to our roadmap for strengthening both top and bottom lines while continuing to generate healthy cash flows. We will persist in our efforts to achieve the strategic objective of “customer-centric, high-quality, and sustainable business growth”. In 2023, we made progress in e-Commerce’s business transition in four key areas: improving customer centric service, growing quality revenue, boosting profitability through efficiency improvements, and promoting a sustainable corporate culture.

Looking ahead, our primary focus for 2024 remains on executing our business transition. We also aim to expand into high-potential categories such as wine, health & beauty, and automotive. We will continue to further enhance our omni-channel capabilities, with a particular emphasis on Douyin and other content-based channels. We believe leveraging this established network will extend our success across major e-commerce platforms and position us for sustained growth. Additionally, we aim to grow our product sales business by introducing a high-quality digitalized distribution model. Our goal is to seamlessly integrate online and offline channels using our digital capabilities to empower brands across all fronts.

For Brand Management, our primary focus is to build on current momentum and continue strengthening the foundation while revitalizing growth for the Gap brand in China. Additionally, we also purchased 51% of equity interest to form a Joint Venture with Authentic Brands Group for the relevant intellectual property of Hunter in Greater China and Southeast Asia. We have ambitious plans for Hunter’s growth, including expanding into new categories and diversifying our distribution channels to unlock the brand’s full potential in China, as well as in Singapore and Malaysia. Leveraging our Baozun International, we aim to further support and accelerate Hunter’s business expansion across the Southeast Asian region.

We believe that our expertise in technology, applied to brand operations, is at the core of Baozun’s identity. Regardless of the specific business models we deploy, our technology and expertise form a cohesive and robust foundation for our strategic endeavors. In our view, our business fundamentals have been significantly fortified, and we will continue to focus on further executing our plans. With a healthy cash flow and balance sheet, we will be ready to seize new opportunities and provide lasting value to our stakeholders.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,
	2024		2023
Net Revenues	RMB’000%		RMB’000%		Growth Rate %
Product sales	1,577,825	36.1%	1,596,325	37.9%	-1.2%
Services	2,792,939	63.9%	2,611,632	62.1%	6.9%
Total	4,370,764	100.0%	4,207,957	100.0%	3.9%

For the Reporting Period, the total net revenues of the Group were approximately RMB4,370.8 million (US$601.4 million) (June 30, 2023: RMB4,208.0 million), representing an increase of approximately 3.9% as compared with the same period in 2023, mainly due to the double-digit growth in digital marketing and IT solutions and online store operations services.

Revenue from product sales

The decrease in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the Company’s optimization of its product portfolio in distribution model, especially in the fast-moving consumer goods sector. Product sales including product sales from E-Commerce and Brand Management of RMB973.8 million and RMB605.2 million for the six months period ended June 30, 2024, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,083.1 million and RMB513.2 million for the six months period ended June 30, 2023.

Revenue from services

The revenue from services increased by RMB181.3 million compared with the same period last year, which was mainly due to an increase of RMB159.2 million from digital marketing and IT solutions. Excluding the impact of digital marketing and IT solutions, service revenue increased 1.2% year over year, basically remaining stable.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,136.8 million (US$156.4 million) for the Reporting Period (June 30, 2023: RMB1,180.1 million). The decrease in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the decline in product sales of BEC, partially offset by the increasing cost of products from BBM.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 4.3% from RMB1,226.3 million (US$169.1 million) for the six months ended June 30, 2023 to RMB1,173.3 million (US$161.5 million) for the Reporting Period. The decrease was primarily attributable to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 18.4% from RMB1,299.1 million (US$179.2 million) for the six months ended June 30, 2023 to RMB1,538.7 million (US$211.7 million) for the Reporting Period, primarily attributable to more active performance-driven digital marketing activities.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 7.8% from RMB244.0 million (US$33.7 million) for the six months ended June 30, 2023 to RMB263.0 million (US$36.2 million) for the Reporting Period, primarily due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses decreased by 15.0% from RMB412.7 million (US$56.9 million) for the six months ended June 30, 2023 to RMB350.7 million (US$48.3 million) for the Reporting Period. The decrease was primarily due to higher G&A expenses in the same period of last year, which included higher severance expenses following the acquisition of Gap Shanghai. Additionally, the decrease reflects the Company’s cost control initiatives and efficiency improvements.

Other Operating Income (Expenses), Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income decreased by 76.3% from RMB77.3 million for the six months ended June 30, 2023 to RMB18.3 million (US$2.5 million) for the Reporting Period, primarily attributable to a decrease in government grants received of RMB33.8 million.

Other Expenses (Income)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment losses, gain on acquisition of subsidiaries, fair value gain on derivative liabilities and exchange losses. For the Reporting Period, other expenses (net) were approximately RMB4.1 million (US$0.6 million), representing a decrease of approximately 72.3% from approximately RMB14.7 million for the six months ended June 30, 2023. This decrease was primarily driven by a lower unrealized investment loss in both iClick Interactive Asia Group Limited and Lanvin Group, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 and a company listed on the New York Stock Exchange in December 2022, which the Company invested in June 2021, respectively, and partially offset by the less gain in the fair value change on financial instruments.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB10.9 million (US$1.5 million) as compared to RMB4.1 million for the six months ended June 30, 2023.

Net Loss

As a result of the above factors, net loss of approximately RMB87.3 million (US$12.0 million) for the Reporting Period was recorded, compared to a net loss of RMB91.2 million for the six months ended June 30, 2023.

Current Assets

As of June 30, 2024, the current assets of the Group were approximately RMB6,881.6 million (US$946.9 million), representing a decrease of 5.6% as compared with approximately RMB7,290.8 million as of December 31, 2023. As of June 30, 2024, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.1 times (December 31, 2023: approximately 1.9 times).

Accounts Receivables, Net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased 15.7% from RMB2,184.7 million as of December 31, 2023 to RMB1,842.1 million (US$253.5 million) as of June 30, 2024.

Accounts Payables

Our accounts payables represent payables to suppliers. As of June 30, 2024, accounts payables amounted to approximately RMB439.6 million (US$60.5 million), representing a decrease of approximately 22.0% as compared with approximately RMB563.6 million as of December 31, 2023.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2024, accrued expenses and other current liabilities amounted to approximately RMB1,020.8 million (US$140.5 million), representing a decrease of approximately 14.1% as compared with approximately RMB1,188.2 million as of December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings, private placements and short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.7% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,454.5 million (US$200.1 million), RMB242.7 million (US$33.4 million), and RMB1,156.1 million (US$159.1 million) as of June 30, 2024 (December 31, 2023: RMB2,149.5 million, RMB202.8 million, and RMB720.5 million). The cash position remains stable for the Reporting Period and the same period last year.

Short-term Loan

As of June 30, 2024, we had short-term loan of approximately RMB1,162.8 million (US$160.0 million) (December 31, 2023: RMB1,115.7 million).

For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.8% to 3.3% (December 31, 2023: 2.8% to 3.3%).

Pledge of Assets

As of June 30, 2024, we had RMB307 million bank deposits pledged to secure the RMB244 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2023 and June 30, 2024 were 1.1 and 1.0, respectively.

Contingent Liabilities and Commitments

As of June 30, 2024, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

We had cash and cash equivalents of RMB1,454.5 million (US$200.1 million) and RMB2,149.5 million (US$302.8 million), restricted cash of RMB242.7 million (US$33.4 million) and RMB202.8 million (US$28.6 million), short-term investments of RMB1,156.1 million (US$159.1 million) and RMB720.5 million (US$101.5 million) as of June 30, 2024 and December 31, 2023, respectively. All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB1,842.1 million (US$253.5 million) and RMB2,184.7 million and amounts due from related parties of RMB55.9 million (US$7.7 million) and RMB86.7 million as of June 30, 2024 and December 31, 2023, respectively. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group’s business is primarily conducted in the PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

The Group had no significant investments, acquisitions or disposals of subsidiaries, associates or joint ventures during the Reporting Period.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had no future plan for material investments or capital assets during the Reporting Period. However, the Group will continue to identify new opportunities for business development.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2024, the Group had 7,786 full-time employees, compared with 7,827 as of December 31, 2023. The decrease in full-time employees was mainly due to the Company’s efficiency enhancement and cost control initiatives.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, E-Commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. In the first half of 2024, we further upgraded Baozun College by incorporating comprehensive practical training programs, each meticulously tailored to suit the varying skill levels of our employees. Furthermore, we further upgraded the Baozun Young Talent Program, an initiative aimed at nurturing emerging talent for the third consecutive year.

SUBSEQUENT EVENTS

No event has taken place subsequent to June 30, 2024 and up to the date of this interim report that may have a material impact on the Group’s operating and financial performance.

OTHER INFORMATION

CORPORATE GOVERNANCE PRACTICES

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of the Shareholders. The Group has adopted the code provisions in Part 2 of the CG Code as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

The Company will continue to review and enhance its corporate governance practices, and identify and formalize appropriate measures and policies, to ensure compliance with the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as a code of conduct for securities transactions by the Directors during the Reporting Period. Having made specific enquiry to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Reporting Period.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company’s relevant employees has been noted during the Reporting Period after making reasonable enquiry.

EMPLOYEE INCENTIVE PLANS

1.             2014 Plan

The Company adopted the 2014 Plan on May 30, 2014 and subsequently terminated on November 1, 2022.

As of January 1, 2024, the number of Class A ordinary shares that may be issued pursuant to all outstanding options under the 2014 Plan was 1,876,826. The 2014 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2014 Plan continues to govern all awards (including options) granted prior to November 1, 2022. As of June 30, 2024, a maximum of 137,645 Shares were available for issue pursuant to awards (including options) granted under the 2014 Plan, representing 0.08% of the issued and outstanding Class A ordinary shares.

Details of the grantees and movements of the options granted under the 2014 Plan during the six months ended June 30, 2024 are as follows:–

Categories of Grantee	Balance as of January 1, 2024	Exercise price (US$/Share)	Date of grant	Exercised during the period	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the options have been exercised (US$)	Lapsed during the period	Balance as of June 30, 2024
Employee participants
1. Directors
Mr. Junhua Wu(3)	1,632,995	0.0136	August 29, 2014	1,632,995	2.55	–	–
	99,679	0.0001	February 6, 2015	99,679	2.55	–	–
Sub-total	1,732,674			1,732,674		–	–
Ms. Bin Yu	35,000	0.0001	May 21, 2015	–	–	–	35,000
2. Other Employees
Employees other than the Directors	984	0.0136	January 30, 2010	–	–	–	984
	2,124	0.0136	May 17, 2010	–	–	–	2,124
	2,017	0.0136	February 1, 2012	–	–	–	2,017
	2,375	0.0136	February 1, 2012	–	–	–	2,375
	12,390	0.0136	June 28, 2013	6,300	2.72	–	6,090
	17,462	0.0136	August 29, 2014	207	2.39	–	17,255
	71,800	1.5000	February 6, 2015	–	–	–	71,800
Sub-total	109,152			6,507	–	–	102,645
Total	1,876,826			1,739,181		–	137,645

Notes:

(1)	All the options granted under the 2014 Plan have been vested prior to January 1, 2023 and have an exercise period of ten years from the respective date of grant.

(2)	No option was granted or cancelled under the 2014 Plan during the Reporting Period.

(3)	The options were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

For further details of the 2014 Plan, please refer to “Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan” of the Prospectus.

2.             2015 Plan

The Company adopted the 2015 Plan on May 5, 2015 and subsequently terminated on November 1, 2022.

As of January 1, 2024, the number of Class A ordinary shares that may be issued pursuant to all outstanding options and RSUs under the 2015 Plan was 911,844. The 2015 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2015 Plan continues to govern all awards (including options) granted prior to November 1, 2022. As of June 30, 2024, a maximum of 560,544 Shares were available for issue pursuant to awards (including options) granted under the 2015 Plan, representing 0.34% of the issued and outstanding Class A ordinary shares.

Details of the grantees and movements of the RSUs under the 2015 Plan during the six months ended June 30, 2024 are as follows:–

Categories of Grantee	Balance as of January 1, 2024 (Class A ordinary shares)	Date of grant	Granted during the period(3) (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Balance as of June 30, 2024
1. Directors
Mr. Junhua Wu(6)	36,000	March 13, 2020	–	36,000	2.90	–	–
	261,000	August 20, 2021	–	–	–	–	261,000
Sub-total	297,000		–	36,000		–	261,000
Mr. Steve Hsien-Chieng Hsia	10,086	August 20, 2021	–	–	–	–	10,086
Mr. Yiu Pong Chan	10,086	August 20, 2021	–	–	–	–	10,086
Mr. Benjamin Changqing Ye	10,086	August 20, 2021	–	–	–	–	10,086
Ms. Bin Yu	10,086	August 20, 2021	–	–	–	–	10,086

Categories of Grantee	Balance as of January 1, 2024 (Class A ordinary shares)	Date of grant	Granted during the period(3) (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Balance as of June 30, 2024
2. Other Employees
	51,750	February 17, 2020	–	51,750	2.50	–	–
	122,850	March 13, 2020	–	114,750	2.90	8,100	–
	5,400	April 13, 2020	–	5,400	2.37	–	–
	81,900	September 23, 2020	–	–		4,050	77,850
	10,800	March 26, 2021	–	5,400	2.29	5,400	–
	160,200	March 20, 2021	–	80,100	2.80	4,050	76,050
	47,700	September 15, 2021	–	–	–	–	47,700
	22,500	November 1, 2021	–	–	–	15,300	7,200
	71,400	April 1, 2022	–	21,000	2.30	–	50,400
Sub-total	574,500		–	278,400		36,900	259,200
Total	911,844		–	314,400		36,900	560,544

Notes:

(1)	The RSUs were vested as ADSs, thus the weighted average closing prices were calculated with closing prices of the ADSs as of the respective dates.

(2)	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective grantees being met, as of June 30, 2024, out of the balance of 560,544 unvested RSUs, (i) for 77,850 RSUs shall vest on September 23, 2024; (ii) for 76,050 RSUs shall vest on March 20, 2025; (iii) for 301,344 RSUs, 50% each of the RSUs shall vest on August 20, 2024 and 2025, respectively; (iv) for 47,700 RSUs, 50% each of the RSUs shall vest on September 15, 2024 and 2025, respectively; (v) for 7,200 RSUs, 50% each of the RSUs shall vest on November 1, 2024 and 2025, respectively; and (vi) for 50,400 RSUs, 50% each of the RSUs shall vest on April 1, 2025 and 2026, respectively. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(3)	No RSU was granted or cancelled under the 2015 Plan during the Reporting Period.

(4)	Saved as disclosed above, the RSUs are not subject to any other exercising conditions, purchase price or performance targets.

(5)	The awards were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

For further details of the 2015 Plan, please refer to “Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan” of the Prospectus.

3.             2022 Plan

The Company adopted the 2022 Plan by way of ordinary resolution passed by the Shareholders with effect from November 1, 2022.

As of January 1, 2024, awards representing 8,573,152 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers. As of June 30, 2024, awards representing 4,979,416 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers.

Details of the participants and movements of the RSUs granted under the 2022 Plan during the six months ended June 30, 2024 are as follows:–

Categories of Grantee	Balance as of January 1, 2024 (Class A ordinary shares)	Date of grant	Granted during the period(3) (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Cancelled during the period (Class A ordinary shares)	Balance as of June 30, 2024
Employee participants
1. Director
Mr. Vincent Wenbin Qiu	201,492	April 1, 2023	–	201,492	2.30	–	–	–
	1,147,500	April 1, 2023	–	–	–	–	–	1,147,500
Sub-total	1,348,992		–	201,492		–	–	1,147,500
2. Other Employees
Employees other than the Directors	2,752,980	December 2, 2022	–	–	–	57,375	–	2,695,605
	142,800	December 2, 2022	–	31,500	2.67	12,750	–	98,550
	1,210,825	April 1, 2023	–	615,378	2.30	34,081	561,366	–
	67,500	April 1, 2023	–	–	–	–	67,500	–
	114,000	April 1, 2023	–	17,100	2.30	–	–	96,900
	54,000	November 24, 2023	–	–	–	27,000	–	27,000
	23,019	November 24, 2023	–	–	–	–	23,019	–
	–	April 2, 2024	187,200	–	–	–	–	187,200
	–	April 2, 2024	3,285,606	–	–	47,471	–	3,238,135
	–	June 18, 2024	299,607	–	–	–	–	299,607
Sub-total	4,365,124		3,772,413	663,978		178,677	651,885	6,642,997
Total	5,714,116		3,772,413	865,470		178,677	651,885	7,790,497

Notes:

(1)	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,966,300 RSUs granted on December 2, 2022, (i) for 3,531,300 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 2, 2023, 2024, 2025 and 2026, respectively; (ii) for 186,000 RSUs, all RSUs shall vest on February 1, 2023; (iii) for 150,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on June 1, 2023, 2024, 2025 and 2026, respectively; (iv) for 45,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on August 1, 2023, 2024, 2025 and 2026, respectively; and (v) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on September 1, 2023, 2024, 2025 and 2026, respectively.

(2)	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 5,330,463 RSUs granted on April 1, 2023, (i) for 1,350,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 1, 2023, 2024, 2025 and 2026, respectively; (ii) for 402,984 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (iii) for 114,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 1, 2024, 2025, 2026 and 2027, respectively; (iv) for 2,618,487 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (v) for 135,000 RSUs, 50% each of the RSUs shall vest on December 1, 2023 and April 1, 2024, respectively; and (vi) for 709,992 RSUs, 100% of the RSUs shall vest on July 1, 2023. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(3)	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,472,806 RSUs granted on April 2, 2024, (i) for 187,200 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 2, 2025, 2026, 2027 and 2028, respectively; (ii) for 3,285,606 RSUs, 100% of the RSUs shall be vested on October 2, 2024. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(4)	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, all of the 299,607 RSUs granted on June 18, 2024 shall be vested on September 18, 2024. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(5)	All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(6)	The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs.

(7)	The closing price of the Shares as of March 28, 2024, being the trading day immediately before the date on which the RSUs were granted on April 2, 2024, was HK$5.98.

(8)	The closing price of the Shares as of June 17, 2024, being the trading day immediately before the date on which the RSUs were granted on June 18, 2024, was HK$6.15.

(9)	Saved as disclosed above, the RSUs are not subject to any other exercising conditions or performance targets.

(10)	For further details of the grant of RSU, please refer to the announcements of the Company dated April 2, 2024 and June 18, 2024.

In relation to the accounting standard and policy adopted and the estimated fair value of the RSUs granted under the 2022 Plan during the Reporting Period, please refer to note 2 and note 21 to the unaudited condensed consolidated financial statements, respectively. For further details of the 2022 Plan, please refer to appendix IV of the circular of the Company dated October 5, 2022.

As of June 30, 2024, an aggregate of 8,488,686 Class A ordinary shares, representing 5.03% of the weighted average number of Class A ordinary shares in issue for the Reporting Period, may be issued in respect of options and awards granted under all Share Incentive Plans during the Reporting Period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SECURITIES

As of June 30, 2024, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of Director	Nature of Interest	Number of Class A ordinary shares held(1)		Number of underlying Class A ordinary shares held(1)		Approximate percentage in the Class A ordinary shares(2)	Number of Class B ordinary shares held(1)	Approximate percentage in the Class B ordinary shares(3)
Mr. Vincent Wenbin Qiu	Beneficial owner	3,281,866 Shares (L)		1,147,500 Shares (L)	(4)	2.59%	–	–
	Interest in controlled corporation	10 Shares (L)		–		0.00%	9,410,369 Shares (L)	70.75%
	Total	3,281,876 Shares (L)		1,147,500 Shares (L)		2.59%	9,410,369 Shares (L)	70.75%
Mr. Junhua Wu	Beneficial owner	46,752 Shares (L)		–		0.03%	–	–
	Interest in controlled corporation	2,503,707 Shares (L)		261,000 Shares (L)	(5)	1.62%	3,890,369 Shares (L)	29.25%
	Total	2,550,459 Shares (L)		261,000 Shares (L)		1.65%	3,890,369 Shares (L)	29.25%
Dr. Jun Wang	Interest in controlled corporation	26,469,422 Shares (L)	(6)	–		15.50%	–	–
Mr. Satoshi Okada	Beneficial owner	50,001 Shares (L)		–		0.03%	–	–
Mr. Yiu Pong Chan	Beneficial owner	6,723 Shares (L)		10,086 Shares (L)	(5)	0.01%	–	–
Mr. Steve Hsien-Chieng Hsia	Beneficial owner	89,670 Shares (L)		10,086 Shares (L)	(5)	0.06%	–	–
Mr. Benjamin Changqing Ye	Beneficial owner	41,723 Shares (L)		10,086 Shares (L)	(5)	0.03%	–	–
Ms. Bin Yu	Beneficial owner	6,723 Shares (L)		45,086 Shares (L)	(7)	0.03%

Notes:

(1)	The letter “L” denotes the person’s long position in the Shares.

(2)	As of June 30, 2024, there were 170,820,931 Class A ordinary shares in issue (including 2,533,803 Class A ordinary shares represented by ADSs being bought back by the Company but pending cancellation, and 1,009,803 treasury shares held by the Company).

(3)	As of June 30, 2024, there were 13,300,738 Class B ordinary shares in issue.

(4)	It represented restricted share units granted and unvested under the 2022 Plan.

(5)	It represented restricted share units granted and unvested under the 2015 Plan.

(6)	It represented 26,469,422 Class A ordinary shares held by Champion Kerry Inc., which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Dr. Jun Wang.

(7)	It included 35,000 Class A ordinary shares underlying the options granted but unexercised under the 2014 Plan and 10,086 restricted share units granted and unvested under the 2015 Plan.

Interest in Shares of Associated Corporation

Name of Director	Name of associated corporation	Nature of Interest	Number of shares held		Approximate percentage of control
Mr. Vincent Wenbin Qiu	Shanghai Zunyi Business Consulting Ltd.	Beneficial owner	–	(1)	80.00	%(2)
	Shanghai Kewei e-commerce Co., Ltd.	Beneficial owner	–	(1)	13.35	%(2)
	Jesvinco Holdings Limited	Beneficial owner	50,000		100.00%
Mr. Junhua Wu	Shanghai Huiyang E-Logistics Supply Chain Co., Limited	Beneficial owner	–	(1)	80.00	%(2)
	Shanghai Kewei e-commerce Co., Ltd.	Beneficial owner	–	(1)	6.68	%(2)
	Casvendino Holdings Limited	Beneficial owner	50,000		100.00%

Notes:

(1)           As of June 30, 2024, the respective company has not issued any shares.

(2)           It represents interest in registered capital of the respective company.

Save as disclosed above and to the best knowledge of the Directors, as of June 30, 2024, none of the Directors or the chief executive of the Company has any interests and/or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SECURITIES

So far as our Directors are aware, as of June 30, 2024, the following persons (other than the Directors or chief executive) had an interests or short positions in the Shares or underlying Shares of the Company as required in the register required to be kept under section 336 of the SFO:

Long Positions in Shares and Underlying Shares

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested		Approximate percentage in the Class A ordinary shares(1)	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares(2)
Jesvinco Holdings Limited	Beneficial owner	10 Shares (L)		0.00%	9,410,369 Shares (L)	70.75%
Casvendino Holdings Limited	Beneficial owner	2,764,707 Shares (L)	(3)	1.62%	3,890,369 Shares (L)	29.25%
Shen Ya	Founder of a discretionary trust	26,469,422 Shares (L)	(4)	15.50%
UBS TC (Jersey) Ltd	Trustee	26,469,422 Shares (L)	(4)	15.50%
Elegant Motion Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)	(4)	15.50%
Vipshop Holdings Limited	Interest in controlled corporation	26,469,422 Shares (L)	(4)	15.50%
E&A Canaiolo Investments Limited	Interest in controlled corporation	26,469,422 Shares (L)	(4)	15.50%
JW Flashing Brilliant Limited	Interest in controlled corporation	26,469,422 Shares (L)	(4)	15.50%
ACCF Capital Management PTE.LTD	Interest in controlled corporation	26,469,422 Shares (L)	(4)	15.50%
Champion Kerry Inc.	Beneficial owner	26,469,422 Shares (L)		15.50%
Zhang Xiaochun	Interest of spouse	26,469,422 Shares (L)	(5)	15.50%
Zhao Qian	Interest of spouse	26,469,422 Shares (L)	(6)	15.50%
Schroders PLC	Investment manager	9,800,736 Shares (L)	(7)	5.74%

Notes:

(1)	As of June 30, 2024, there were 170,820,931 Class A ordinary shares in issue (including 2,533,803 Class A ordinary shares represented by ADSs being bought back by the Company but pending cancellation, and 1,009,803 treasury shares held by the Company).

(2)	As of June 30, 2024, there were 13,300,738 Class B ordinary shares in issue.

(3)	It included 2,503,707 Class A ordinary shares and 261,000 restricted share units granted and unvested under the 2015 Plan.

(4)	Based on publicly available records, Champion Kerry Inc. is controlled as to 99% by E&A Canaiolo Investments Limited and 1% by ACCF Capital Management PTE.LTD. E&A Canaiolo Investments Limited is 100% controlled by Vipshop Holdings Limited, which is 62.8% controlled by Elegant Motion Holdings Limited, which is in turn 100.0% controlled by UBS TC (Jersey) Ltd. UBS TC (Jersey) Ltd. is the trustee of SYZXC Trust of which Shen Ya is the founder. AFFC Capital Management PTD.LTD is 100% controlled by JW Flashing Brilliant Limited, which is in turn 100% controlled by Dr. Jun Wang.

(5)	Based on publicly available records, Zhang Xiaochun is the spouse of Shen Ya.

(6)	Ms. Zhao Qian is the spouse of Dr. Jun Wang.

(7)	Based on publicly available records, it included an interest in 67,400 underlying Class A ordinary shares through holding of 67,400 cash settled unlisted derivatives.

Save as disclosed herein, as of June 30, 2024, our Directors are not aware of any persons (other than the Directors or chief executive) who had an interests or short positions in the Shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the Reporting Period, the Company repurchased from the market a total of 1,181,202 ADSs of the Company listed on Nasdaq Global Select Market in the United States, of which, (i) 844,601 ADSs were repurchased for cancellation; and (ii) 336,601 ADSs were repurchased and held as treasury shares. Details of the repurchases of the ADSs are as follows:

Month of repurchases	Number of ADSs repurchased	Highest price per ADSs	Lowest price per ADSs	Aggregate consideration
		(US$)	(US$)	(US$)
April, 2024	844,601	2.83	2.24	2,079,987
June, 2024	336,601	2.46	2.25	798,964
Total	1,181,202	–	–	2,878,951

The repurchases were made by the Directors with a view to give back shareholder return to the Company’s shareholders. As of June 30, 2024, (i) 2,533,803 Class A ordinary shares represented by the 844,601 ADSs being repurchased were pending cancellation; and (ii) 1,009,803 treasury shares represented by the 336,601 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

As of June 30, 2024, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

PROCEEDS FROM THE LISTING

The Shares were successfully listed on the Stock Exchange on the Listing Date, and 40,000,000 Class A ordinary shares were issued. On October 23, 2020, the underwriters partially exercised the over-allotment option and 3,833,700 Class A ordinary shares were issued. After deduction of underwriting fees and related expenses, the net proceeds from the Listing were approximately HK$3,511.4 million (the “Net Proceeds”). The Group intends to use the Net Proceeds in accordance with the method and schedule set out in the section headed “Future Plans and Use of Proceeds” in the Prospectus.

An analysis of the utilisation of the Net Proceeds is set out below:

Planned use of proceeds	% of Net Proceeds	Amount of Net Proceeds	Unutilised Net Proceeds as of January 1, 2024	Actual use of net Proceeds during the six months ended June 30, 2024	Unutilised Net Proceeds as of June 30, 2024	Expected timeline for full utilisation
		(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
For expanding our brand partner network	20	702,280	56,806	4,598	52,208	December 2025
For enhancing our digital marketing and fulfillment capabilities	25	877,850	136,710	137	136,573	December 2026
For potential strategic alliances	30	1,053,420	666,362	–	666,362	December 2027
For investment in technology and innovation	10	351,140	108,393	–	108,393	December 2026
For potential merger and acquisition opportunities	15	526,710	12,738	8,234	4,504	December 2025
Total	100	3,511,400	981,009	12,969	968,040

As of June 30, 2024, the Directors are not aware of any material change in the planned use of the Net Proceeds. The remaining Net Proceeds which had not been utilised were deposited with licensed financial institutions in Hong Kong and the PRC. The unutilised Net Proceeds and the above timeline of intended utilisation will be applied in the manners disclosed by the Company. However, the expected timeline for the unutilised Net Proceeds is based on the Directors’ best estimation barring unforeseen circumstances, and would be subject to change based on the future development of the Group’s business and the market conditions.

AUDIT COMMITTEE

The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee currently consists of three independent Directors, namely, Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye serves as the chairman of the committee.

The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and this interim report, and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

For and on behalf of the Board

Mr. Vincent Wenbin Qiu

Founder, Chairman, Chief Executive Officer and Director

Hong Kong, August 28, 2024

REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Review report to the board of directors of Baozun Inc.

(Incorporated in Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the condensed consolidated financial statements of Baozun Inc. (the “Company”) and its subsidiaries set out on pages 37 to 96 which comprises the condensed consolidated balance sheet as at June 30, 2024 and the related condensed consolidated statement of operation, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial information to be in compliance with the relevant provisions thereof and U.S. generally accepted accounting principles. The directors are responsible for the preparation and presentation of the condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our responsibility is to form a conclusion, based on our review, on the condensed consolidated financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements as at June 30, 2024 is not prepared, in all material respects, in accordance with U.S. generally accepted accounting principles.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

August 28, 2024

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
			(Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	2,149,531	1,454,517	200,148
Restricted cash	202,764	242,679	33,394
Short-term investments	720,522	1,156,066	159,080
Accounts receivable, net of allowance for credit losses of RMB124,737 and RMB126,744 as of December 31, 2023 and June 30, 2024, respectively	2,184,729	1,842,127	253,485
Inventories	1,045,116	1,130,958	155,625
Advances to suppliers	311,111	309,996	42,657
Derivative financial assets	–	11,179	1,538
Prepayments and other current assets	590,350	678,240	93,329
Amounts due from related parties	86,661	55,874	7,689
Total current assets	7,290,784	6,881,636	946,945
Non-current assets:
Long term investments	359,129	364,524	50,160
Property and equipment, net	851,151	816,127	112,303
Intangible assets, net	306,420	350,330	48,207
Land use right, net	38,464	37,951	5,222
Operating lease right-of-use assets	1,070,120	857,192	117,954
Goodwill	312,464	369,333	50,822
Other non-current assets	45,316	67,943	9,349
Deferred tax assets	200,628	198,700	27,342
Total non-current assets	3,183,692	3,062,100	421,359
TOTAL ASSETS	10,474,476	9,943,736	1,368,304

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
			(Note 2(g))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,115,721	1,162,824	160,010
Accounts payable	563,562	439,635	60,497
Notes payable	506,629	418,386	57,572
Income tax payables	18,768	10,255	1,411
Accrued expenses and other current liabilities	1,188,179	1,020,799	140,466
Amounts due to related parties	32,118	22,553	3,103
Current operating lease liabilities	332,983	277,004	38,117
Total current liabilities	3,757,960	3,351,456	461,176
Non-current liabilities:
Deferred tax liabilities	24,966	36,628	5,040
Long-term operating lease liabilities	799,096	647,321	89,074
Other non-current liabilities	40,718	40,030	5,508
Total non-current liabilities	864,780	723,979	99,622
TOTAL LIABILITIES	4,622,740	4,075,435	560,798

The accompanying notes are an integral part of these condensed consolidated financial statements.

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
			(Note 2(g))
Redeemable non-controlling interests	1,584,858	1,645,177	226,384

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 170,820,931 shares issued, and 167,901,880 and 167,277,325 shares outstanding, as of December 31, 2023, and June 30, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	8	8	1
Additional paid-in capital	4,571,439	4,609,277	634,258
Treasury shares (nil and 3,543,606 shares as of December 31, 2023 and June 30, 2024, respectively)	–	(21,630)	(2,976)
Accumulated deficit	(506,587)	(603,844)	(83,092)
Accumulated other comprehensive income	32,251	50,215	6,910
Total Baozun Inc. shareholders’ equity	4,097,204	4,034,121	555,114
Non-controlling interests	169,674	189,003	26,008
Total Shareholders’ equity	4,266,878	4,223,124	581,122
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,474,476	9,943,736	1,368,304

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
Net revenues
Product sales	1,596,325	1,577,825	217,116
Services (including related party revenues of RMB57,371 and RMB76,187 for the six months ended June 30, 2023 and 2024, respectively)	2,611,632	2,792,939	384,321
Total net revenues	4,207,957	4,370,764	601,437
Operating expenses:
Cost of products	(1,180,137)	(1,136,807)	(156,430)
Fulfillment	(1,226,281)	(1,173,349)	(161,458)
Sales and marketing	(1,299,127)	(1,538,741)	(211,738)
Technology and content	(244,033)	(262,975)	(36,187)
General and administrative	(412,730)	(350,724)	(48,261)
Other operating income, net	77,285	18,279	2,515
Total operating expenses	(4,285,023)	(4,444,317)	(611,559)
Loss from operations	(77,066)	(73,553)	(10,122)
Other income (expenses):
Interest income	38,139	35,869	4,936
Interest expense	(20,718)	(20,641)	(2,840)
Unrealized investment loss	(51,874)	(19,855)	(2,732)
Gain on acquisition of subsidiaries	3,251	–	–
Exchange loss	(7,992)	(10,598)	(1,458)
Fair value change on financial instruments	24,515	11,152	1,535
Loss before income tax and share of income in equity method investment	(91,745)	(77,626)	(10,681)
Income tax expense	(4,105)	(10,865)	(1,495)
Share of income in equity method investment, net of tax of nil	4,656	1,210	167
Net loss	(91,194)	(87,281)	(12,009)
Net loss attributable to non-controlling interests	4,791	10,050	1,383
Net income attributable to redeemable non-controlling interests	(17,172)	(20,026)	(2,756)
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(97,257)	(13,382)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.58)	(0.54)	(0.07)
Diluted	(0.58)	(0.54)	(0.07)
Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.75)	(1.61)	(0.22)
Diluted	(1.75)	(1.61)	(0.22)

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
Net loss	(91,194)	(87,281)	(12,009)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	31,726	17,964	2,472
Comprehensive loss	(59,468)	(69,317)	(9,537)
Total comprehensive loss attributable to non-controlling interests	4,791	10,050	1,383
Total comprehensive income attributable to redeemable non-controlling interests	(17,172)	(20,026)	(2,756)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(71,849)	(79,293)	(10,910)

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income	Total Baozun shareholders’ equity	Non- controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256
Net loss	–	–	–	–	–	(103,575)	–	(103,575)	12,381	(91,194)
Net income attributable to redeemable non-controlling interests	–	–	–	–	–	–	–	–	(17,172)	(17,172)
Cancellation of treasury shares	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	–	–	–	–	–
Share-based compensation	–	–	–	–	42,194	–	–	42,194	–	42,194
Exercise of share options and vesting of RSUs	1,581,519	–	–	–	–	–	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	31,726	31,726	–	31,726
Acquisition of non-controlling interest	–	–	–	–	(2,262)	–	–	(2,262)	(559)	(2,821)
Acquisition of subsidiary	–	–	–	–	–	–	–	–	(24)	(24)
Dividend	–	–	–	–	–	–	–	–	(600)	(600)
Capital contribution from non-controlling interests	–	–	–	–	–	–	–	–	2,736	2,736
Balance as of June 30, 2023	177,983,130	101	–	–	4,336,480	(331,740)	47,404	4,052,245	150,856	4,203,101

Balance as of January 1, 2024	181,202,618	101	–	–	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878
Net loss	–	–	–	–	–	(97,257)	–	(97,257)	9,976	(87,281)
Net income attributable to redeemable non-controlling interests	–	–	–	–	–	–	–	–	(20,026)	(20,026)
Share repurchases	–	–	3,543,606	(21,630)	–	–	–	(21,630)	–	(21,630)
Share-based compensation	–	–	–	–	45,805	–	–	45,805	–	45,805
Exercise of share options and vesting of RSUs	2,919,051	2	–	–	160	–	–	162	–	162
Foreign currency translation adjustment	–	–	–	–	–	–	17,964	17,964	–	17,964
Acquisition of non-controlling interest	–	–	–	–	(3,627)	–	–	(3,627)	(904)	(4,531)
Acquisition of subsidiaries	–	–	–	–	(8,902)	–	–	(8,902)	12,555	3,653
Tax effect relating to the investment from Cainiao	–	–	–	–	4,402	–	–	4,402	–	4,402
Capital contribution from non-controlling interests	–	–	–	–	–	–	–	–	158	158
Transfer from redeemable non-controlling interests to non-controlling interests	–	–	–	–	–	–	–	–	17,570	17,570
Balance as of June 30, 2024	184,121,669	103	3,543,606	(21,630)	4,609,277	(603,844)	50,215	4,034,121	189,003	4,223,124

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
Cash flows from operating activities:
Net loss	(91,194)	(87,281)	(12,009)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for credit losses	17,147	(480)	(66)
Inventory write-down	48,346	81,726	11,246
Share-based compensation	49,367	46,802	6,440
Depreciation and amortization	126,443	126,900	17,462
Deferred income tax	(44,047)	(1,236)	(170)
Loss on disposal of property and equipment	2,636	10,017	1,378
Gain on acquisition of subsidiaries	(3,251)	–	–
Share of income in equity method investment	(4,656)	(1,210)	(167)
Unrealized loss related to investment securities	51,874	19,855	2,732
Exchange loss	7,992	10,598	1,458
Fair value gain on derivative liabilities	(24,515)	(11,152)	(1,535)
Changes in operating assets and liabilities:
Accounts receivable	580,762	374,574	51,543
Inventories	97,779	(166,991)	(22,979)
Advances to suppliers	86,952	4,010	552
Prepayments and other current assets	(22,406)	(47,102)	(6,481)
Amounts due from related parties	1,456	8,040	1,106
Operating lease right-of-use assets	91,843	212,928	29,300
Other non-current assets	107	(54,717)	(7,529)
Accounts payable	(282,719)	(123,924)	(17,053)
Notes payable	(239,296)	(88,243)	(12,143)
Income tax payables	(19,990)	(11,449)	(1,575)
Amounts due to related parties	(6,830)	(9,565)	(1,316)
Accrued expenses and other current liabilities	(85,328)	(190,788)	(26,253)
Operating lease liabilities	(90,467)	(207,754)	(28,588)
Other liabilities	(2,256)	15,532	2,137
Net cash provided by (used in) operating activities	245,749	(90,910)	(12,510)
Cash flows from investing activities:
Purchases of property and equipment	(84,563)	(54,678)	(7,524)
Purchases of short-term investments	(780,993)	(633,307)	(87,146)
Cash received upon disposal of an equity investee	6,300	–	–
Maturity of short-term investments	250,000	200,000	27,521
Additions of intangible assets	(27,724)	(28,684)	(3,947)
Investment in equity investees	(95,927)	(947)	(130)
Net cash paid for business combination	(83,674)	(40,511)	(5,574)
Loan to a related party	(24,860)	(664)	(91)
Dividend received from an investee	–	530	73
Loan to a third party	–	(2,875)	(396)
Net cash used in investing activities	(841,441)	(561,136)	(77,214)

The accompanying notes are an integral part of these condensed consolidated financial statements.

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
Cash flows from financing activities:
Proceeds from short-term borrowings	841,968	999,310	137,510
Repayment of short-term borrowings	(734,572)	(952,207)	(131,028)
Repurchase of ordinary shares	–	(21,630)	(2,796)
Cash deposited in the account for the purpose of repurchase of ordinary shares	–	(14,612)	(2,011)
Acquisition of non-controlling interests of subsidiaries	(2,429)	(4,531)	(623)
Dividend Payment	(120)	–	–
Capital contribution from NCI	2,736	–	–
Payment of contingent consideration for acquisition of Full Jet (Note 9(a))	(13,213)	(16,220)	(2,232)
Net cash provided by (used in) financing activities	94,370	(9,890)	(1,360)
Net decrease in cash, cash equivalents and restricted cash	(501,322)	(661,936)	(91,084)
Cash, cash equivalents and restricted cash, beginning of year	2,245,724	2,352,295	331,314
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,309	6,837	(6,688)
Cash, cash equivalents and restricted cash, end of year	1,748,711	1,697,196	233,542
Supplemental disclosure of cash flow information:
Cash paid for interest	7,513	13,198	1,816
Cash paid for income tax	68,749	16,390	2,255
Supplemental disclosures of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(153,716)	(31,426)	(4,324)
Consideration payable	(32,640)	(32,090)	(4,416)
Settlement of loan to related parties through offsetting accounts receivable/Loan to related party	(6,883)	–	–

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated statement of financial position that sum to the total of the same such amounts shown in the condensed consolidated statement of cash flows.

	As of
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Cash and cash equivalents	1,689,337	1,454,517	200,148
Restricted cash	59,374	242,679	33,394
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	1,748,711	1,697,196	233,542

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30,2023 AND 2024

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 18, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of June 30,2024, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation and legal status/Operation	Issued share capital/Paid in capital		Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	HKD	10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	PRC/wholly foreign owned enterprise	RMB	1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC/limited liability Company	RMB	10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC/limited liability Company	RMB	8,648,649	100%
Baozun Hongkong Limited	11-Sep-13	HK	HKD	10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC/limited liability Company	RMB	10,000,000	100%
Baozun Hongkong Investment Limited	21-July-15	HK	HKD	100,000	100%
Baotong Inc.	19-Jun-19	Cayman	USD	10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-16	HK	HKD	10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC/wholly foreign owned enterprise	RMB	260,252,000	63%
Baozun Brand Management Limited	7-Oct-22	Hong Kong	RMB	100,000,000	100%
White Horse Hongkong Holding Limited	8-Nov-22	Hong Kong	RMB	10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	31-Jan-23	PRC	USD	257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	31-Dec-10	PRC/variable interest entity	RMB	50,000,000	N/A

2.	Summary of Significant Principal Accounting Policies

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The financial statements as of December 31, 2023 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2023.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIEs incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

2.	Summary of Significant Principal Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

The agreements that provide the Company effective control over the VIE include:

(i)	Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun.

(ii)	Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

2.	Summary of Significant Principal Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

The VIE arrangements (Continued)

The agreements that transfer economic benefits to the Company include:

(i)	Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(ii)	Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai Zunyi since July 2014.

2.	Summary of Significant Principal Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi governed by PRC laws are valid, binding and enforceable, and do not result in any violation of mandatory requirements of applicable PRC laws or regulations currently in effect based on the legal advice of the Company’s PRC legal counsel. However, uncertainties regarding the interpretation and application of PRC laws, regulations and rules could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict the Group’s operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

2.	Summary of Significant Principal Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure (Continued)

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Cash and cash equivalents	76,866	7,590
Accounts receivable, net	179,983	96,096
Inventories	106	22
Advances to suppliers	4,079	2,971
Amounts due from related parties	5	5
Prepayments and other current assets	2,923	6,733
Property and equipment, net	1,365	1,120
Intangible assets, net	19,076	20,268
Total assets	284,403	134,805
Short-term loan	–	28,173
Accounts payable	3,916	6,768
Amounts due to related parties	3	4
Income tax payables	3,300	693
Accrued expenses and other current liabilities	36,844	28,265
Total liabilities	44,063	63,903

	For the six months ended
	June 30,
	2023	2024
	RMB	RMB
Net revenues	242,667	231,739
Net income	4,310	3,881
Net cash provided by operating activities	4,219	(89,047)
Net cash used in investing activities	(2,140)	–
Net cash provided by financing activities	–	28,173

2.	Summary of Significant Principal Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure (Continued)

The VIE contributed 5.73% and 5.30% of the consolidated net revenues for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, the VIE accounted for 2.72% and 1.36% of the consolidated total assets, and 0.95% and 1.57% of the consolidated total liabilities, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. As all VIEs are incorporated as limited liability companies, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE, except for the bank loans of RMB28,173 borrowed by the VIE, where Shanghai Baozun provided a guarantee to the borrowing bank. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the condensed consolidated financial statements and accompanying notes. Significant accounting assumptions and estimates are used in allowance for credit losses, inventory write-down, identifying and measuring of assets acquired and liabilities assumed and impairment of goodwill.

2.	Summary of Significant Principal Accounting Policies (Continued)

(d)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and mode-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loans. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

2.	Summary of Significant Principal Accounting Policies (Continued)

(d)	Fair value (Continued)

The Group measures equity method investments at fair value on a non-recurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the six months ended June 30, 2023 and 2024, impairment of nil was recorded for the equity method investments, respectively.

For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group uses a measurement alternative to measure them at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value based on unobservable inputs, if determined to be impaired. During the six months ended June 30, 2023 and 2024, impairment of nil was recorded for the equity securities without readily determinable fair value, respectively.

(e)	Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for six months ended June 30,2023 and 2024:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
A	510,558	502,557

The following customer accounted for 10% or more of balances of accounts receivable as of December 31,2023 and June 30, 2024:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
A	349,070	279,714

The following supplier accounted for 10% or more of purchases for six months ended June 30,2023 and 2024:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
B	431,305	415,040

2.	Summary of Significant Principal Accounting Policies (Continued)

(e)	Concentration and risks (Continued)

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties. As of December 31, 2023 and June 30, 2024, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB3,071,781 and RMB1,947,723 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2023 and June 30, 2024, respectively.

(f)	Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of most of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HK$”). The functional currency of the Group’s subsidiaries in PRC is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statement of changes in shareholders’ equity and consolidated statement of comprehensive income.

2.	Summary of Significant Principal Accounting Policies (Continued)

(g)	Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, and consolidated statement of operations, comprehensive loss and cash flows from RMB into USD as of and for the six months ended June 30, 2024 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB7.2672 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i)	Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners (iii) deposit required by membership card program and (iv) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j)	Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year.

2.	Summary of Significant Principal Accounting Policies (Continued)

(k)	Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

(l)	Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m)	Investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of income and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in income.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2.	Summary of Significant Principal Accounting Policies (Continued)

(n)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% – 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Machinery	7-10 years	5%
Buildings	44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the “other operating income (expense), net” of the consolidated statement of operations.

(o)	Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	3 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	From 5 years to 10 years
Technology	From 3 years to 5 years

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems.

Trademark, supplier relationship, customer relationship, brand, franchising and technology are acquired from the Group’s business combinations.

2.	Summary of Significant Principal Accounting Policies (Continued)

(p)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisition of interests in a subsidiary.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

The Group recognized impairment loss of nil for the six months ended June 30,2023 and 2024.

(q)	Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the six months ended June 30,2023 and 2024.

2.	Summary of Significant Principal Accounting Policies (Continued)

(r)	Revenue

The Group provides brand e-commerce solutions to its brand partners and brand management operation. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online and offline stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statement of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

Product sales revenue also includes selling products of own brands through both offline stores and online stores.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

The majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

2.	Summary of Significant Principal Accounting Policies (Continued)

(r)	Revenue (Continued)

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of E-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group’s service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statement of operations.

Gross versus Net Revenue Recognition

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Our service revenue, which primarily derived from consignment model, is recorded net of the cost of goods sold as we generally act as an agent in these transactions.

2.	Summary of Significant Principal Accounting Policies (Continued)

(r)	Revenue (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(s)	Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, inventory write-downs, design cost and royalty fee. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t)	Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group’s past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statement of operations when the amounts are agreed by both parties.

(u)	Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing of the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

2.	Summary of Significant Principal Accounting Policies (Continued)

(v)	Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Following the successful acquisition of Gap Shanghai in February 2023, sales and marketing expenses include various store-related costs, such as the amortization of lease improvements and decoration and store rents, etc.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statement of operations and totaled RMB598,732 and RMB525,577 for the six months ended June 30, 2023 and 2024, respectively.

(w)	Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x)	General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs.

(y)	Other operating income (expenses), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB69,899 and RMB36,144 were included in other operating income (expenses), net for the six months ended June 30, 2023 and 2024, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

2.	Summary of Significant Principal Accounting Policies (Continued)

(z)	Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these Share-based awards in accordance with ASC 718 Compensation – Stock Compensation.

Employees’ Share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of Share-based awards, the Company records the incremental fair value of the modified award as Share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

2.	Summary of Significant Principal Accounting Policies (Continued)

(aa)	Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period of change.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

2.	Summary of Significant Principal Accounting Policies (Continued)

(ab)	Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheet at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

In addition to fixed lease payments, some of our leases contain contingent lease payments based on a percentage of revenue or other variables. Contingent lease obligations are not included in the initial measurement of the lease asset or liability and are recognized as lease expense in the period that the contingency is resolved.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheet. The Company determines its land use right agreement contains an operating lease. Land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the useful life of the land use right. The amortization expenses of the land use right were RMB513 for the six months ended June 30,2023 and 2024, respectively. As of June 30, 2024 the land use right has a remaining useful life of 37 years.

(ac)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income.

2.	Summary of Significant Principal Accounting Policies (Continued)

(ad)	Earnings (Loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

(ae)	Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the condensed consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price, when the non-controlling interests are currently redeemable or it is probable that the non-controlling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

2.	Summary of Significant Principal Accounting Policies (Continued)

(af)	Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(ag)	Treasury Stock

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings.

(ah)	Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of Gap Shanghai, the Group recognized its operations into two segments: E-commerce segment and Brand Management segment. The segment information is set out in Note 24.

2.	Summary of Significant Principal Accounting Policies (Continued)

(ai)	Recently issued accounting pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842)- Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We are currently evaluating the impact the adoption of this standard may have on our financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 is effective for the Company from January 1, 2025, with early adoption permitted. We are currently evaluating the impact the adoption of this standard may have on our financial statements.

3.	Revenue

For the six months ended June 30, 2023 and 2024, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Product sales recognized at point of time	1,596,325	1,577,825
Services
– revenues recognized over time	2,552,541	2,717,099
– revenues recognized at point of time	59,091	75,840
Total revenue	4,207,957	4,370,764

Contract liability

The movement of the contract liabilities, which primarily consist of advances from customers for the six months ended June 30, 2024 were as follows:

Advances from
Customers
Opening balance as of January 1, 2024	163,237
Net decrease	(164)
Ending balance as of June 30, 2024	163,073

Revenues amounted to RMB120,858 and RMB163,237 were recognized in the six months ended June 30,2023 and 2024 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Accounts receivable	2,309,466	1,968,871
Allowance for credit losses:
Balance at beginning of the period	(120,495)	(124,737)
Additions	(2,187)	480
Exchange loss	(3,017)	(2,487)
Write-offs	962	–
Balance at end of the period	(124,737)	(126,744)
Accounts receivable, net	2,184,729	1,842,127

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-3 months	1,988,582	1,705,094
3-6 months	89,732	41,979
6-12 months	37,908	31,565
Over 1 year	193,244	190,233
Accounts receivable, gross	2,309,466	1,968,871

5.	Inventories

Inventories consist of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Products	1,042,131	1,128,020
Packing materials and others	2,985	2,938
Inventories, net	1,045,116	1,130,958

Inventories write-downs of RMB48,346 and RMB81,726 were recorded in cost of products in the condensed consolidated statement of operations for the six months ended June 30, 2023 and 2024, respectively.

6.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Rebate receivable from suppliers	197,775	181,377
Value-added tax (“VAT”) recoverable	133,727	102,251
Prepaid expenses	100,970	191,747
Deposits(1)	54,248	81,174
Interest receivables	58,756	39,555
Employee advances(2)	5,645	6,227
Others	39,229	75,909
Prepayment and other current assets	590,350	678,240

(1)	Deposits represent rental deposits and deposits paid to third-party platforms.

(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7.	Property and equipment, net

Property and equipment, net, consists of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Electronic devices	286,369	288,559
Vehicle	6,008	5,638
Furniture and office equipment	202,682	224,451
Leasehold improvement	470,645	483,469
Machinery	122,371	108,941
Buildings	405,520	405,520
Total	1,493,595	1,516,578
Accumulated depreciation and amortization	(642,444)	(700,451)
Property and equipment, net	851,151	816,127

Depreciation and amortization expenses were RMB83,762 and RMB82,314 for the six months ended June 30,2023 and 2024, respectively.

8.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Internally developed software	466,431	494,315
Trademark	1,074	1,074
Supplier relationship	15,620	15,620
Customer relationship	146,701	206,800
Brand	26,400	26,400
Technology	19,500	19,500
Accumulated amortization	(369,306)	(413,379)
Intangible assets, net	306,420	350,330

Amortization expenses for intangible assets were RMB42,168 and RMB44,037 for the six months ended June 30,2023 and 2024, respectively.

Estimated amortization expenses of the existing intangible assets for the remainder 2024 and for each of 2025, 2026, 2027 and 2028 are RMB86,447, RMB67,040, RMB32,205, RMB30,370 and RMB29,585, respectively.

9.	Business acquisition and deconsolidation

(a)	Acquisition of Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”, formerly knowns as Gap (Shanghai) Commercial Co., Ltd.)

Gap Shanghai was wholly owned by Gap Inc. (“Gap”), America’s specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. It has been operating since the opening of its first China store in 2010. In February 2023, the Group acquired 100% equity interest of Gap Shanghai for a total cash consideration of RMB176,385.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Total cash consideration	176,385
Total assets	960,230
Total liabilities	(780,377)
Total net assets	179,853
Gain on acquisition of a subsidiary	(3,468)

9.	Business acquisition and deconsolidation (Continued)

(b)	Acquisition of Shanghai Mansen Brand Management Co., Ltd (“Shanghai Mansen”)

Shanghai Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Shanghai Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

(c)	Acquisition of Hangzhou Baichen Technology Co., Ltd (“Zhejiang Baichen”)

Hangzhou Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Hangzhou Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

(d)	Acquisition of Zhejiang Location Information Technology Co., Ltd. (“Location”, formerly knowns as Hangzhou Location Information Technology Co., Ltd.)

Zhejiang Location primarily specializes in offering integrated Douyin and cross-platform content-driven e-commerce and marketing solutions. In April 2024, the Group acquired 51% equity interest of Zhejiang Location for a total consideration of RMB75,885, including the cash consideration transferred to selling shareholders of RMB33,795, the capital injection into Location of RMB10,000 and the contingent consideration carried at fair value of RMB32,090, and recognized a goodwill of RMB56,870.

The transaction costs related to the above acquisitions were immaterial. The financial results of Location, which are not material, have been included in the Company’s consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

10.	Long-term investments

Long-term investments, consist of the followings:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Equity method investees	144,464	170,033
Equity securities measured at fair value	44,260	24,615
Equity securities without readily determinable fair values	170,405	169,876
	359,129	364,524

(a)	Investments in equity method investees

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd.(1)	54,934	58,350
Hunter Gcsea Limited(2)	74,657	79,766
Others	14,873	31,917
Total	144,464	170,033

(1)	In January 2018, the Group invested RMB13,328 to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB7,725 and RMB3,416 was recognized for the six months ended June 30, 2023 and 2024, respectively.

(2)	In October 2023, the Group entered into an agreement with ABG HUNTER LLC (“ABG”) to form a joint venture company which is Hunter Gcsea Limited to expand ABG’s portfolio of brands’ business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting. Share of income in equity method investment of RMB5,110 was recognized for the six months ended June 30, 2024.

10.	Long-term investments (Continued)

(b)	Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with iClick, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment loss of RMB9,264 and RMB6,972 was recognized for the six-month ended June 30, 2023 and June 30, 2024, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited (“Fosun”), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. The investment was not in-substance common stock, and the investment was recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group (“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170. On December 15, 2022, Lanvin got listed on New York Stock Exchange by SPAC and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment gain of RMB42,610 and RMB12,883 was recognized for the six months ended June 30, 2023 and June 30, 2024, respectively.

(c)	Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB170,405 and RMB169,876 as of December 31, 2023 and June 30, 2024, respectively. The carrying amount of the investments as of June 30, 2024 is composed by investments in four private companies. Since the investments are not in-substance common stock which are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of nil for the six months ended June 30, 2023 and 2024, respectively.

11.	Short-term loan

The short-term loan as of December 31, 2023 and June 30, 2024 were as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Short – term loan
Short-term bank borrowings	1,115,721	1,162,824

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,715,846 as of December 31, 2023 and RMB3,430,000 as of June 30, 2024, which can only be used to maintain daily operation.

As of June 30, 2024, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,162,824. Credit facilities in the amounts of RMB59,974 and RMB91,751 were used to issue the letters of guarantee and notes payable respectively. As such, RMB2,115,451 of the credit facilities was available for future borrowing at the end of 2024. The credit facilities will expire during the period from July 2024 to May 2025.

12.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Logistics expenses accruals	267,040	228,081
Contract liabilities	163,237	163,073
Outsourced labor cost payable	111,318	74,789
Salary and welfare payable	196,018	148,402
Professional fee accruals	23,408	17,077
Marketing expenses accruals	217,995	237,141
Other tax payable	27,358	12,626
Sales return accrual	20,869	23,849
Consideration payables in relation to business combinations	75,244	58,791
Others	85,692	56,970
Accrued expenses and other current liabilities	1,188,179	1,020,799

13.	Accounts and Notes Payable

Accounts and notes payable consist of the following:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
Accounts payable	563,562	439,635
Notes payable	506,629	418,386

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-12 months	563,562	439,635
Over 1 year	–	–
Accounts payable, gross	563,562	439,635

13.	Accounts and Notes Payable (Continued)

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB
0-12 months	506,629	418,386
Over 1 year	–	–
Notes payable, gross	506,629	418,386

14.	Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development ("OECD") effective from January 1, 2024. The OECD's Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. Other countries in which the Group has operations or presence are also actively considering adopting the framework or are in various stages of enacting the framework into their respective country's laws. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continue to evaluate the impact.

14.	Income tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Current tax	48,152	12,101
Deferred tax	(44,047)	(1,236)
Income tax expense	4,105	10,865

15.	Operating lease liabilities

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	For the six months ended June 30,
Lease Term and Discount Rate	2023	2024
Weighted-average remaining lease term:
– Operating leases	5.07 years	3.34 years
Weighted-average discount rate:
– Operating leases	6.38%	6.12%

The following is a maturity analysis of the annual undiscounted cash flows for the six months ended June 30, 2024:

As of June 30, 2024 Operating lease
RMB
2024	174,442
2025	286,835
2026	183,006
2027	133,852
2028	86,431
Thereafter	196,683
Total lease commitment	1,061,249
Less: imputed interest	(136,924)
Total operating lease liabilities	924,325
Less: current operating lease liabilities	(277,004)
Long-term operating lease liabilities	647,321

As of June 30,2024, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB7,636.

15.	Operating lease liabilities (Continued)

Supplemental cash flow information related to leases for the six months ended June 30,2023 and 2024 is as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	199,808	186,673
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	402,334	356,198

During the six months ended June 30,2023 and 2024, the Group incurred operating lease expenses of RMB201,109 and RMB364,675 (excluding RMB14,915 for short-term leases not capitalized as right-of-use assets), respectively.

16.	Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly. Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently. As of June 30, 2024, Morefun cannot achieve the performance target, the Group exempted from the purchase obligation, the non-controlling interests is no longer redeemable.

In October 2021, Cainiao Smart Logistics Investment Limited (“Cainiao”) entered into a shareholder agreement with Baozun Inc. and acquired 30% equity interest of Baotong Inc., a subsidiary of the Group with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit of Baotong. Since Baotong’s net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the further agreement between Cainiao and the Group in 2023, the compensation was finalized and the adjustment of US$3.4 million, equivalent to RMB24.5 million, to the derivative liability was recorded with a corresponding fair value gain recognized in the consolidated statement of operations for the year ended December 31, 2023.

16.	Redeemable non-controlling interests (Continued)

Subsequently in 2023, the derivative liability has been settled with the combination of cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong’s equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong’s shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. As of June 30, 2024, the Company assessed it is not probable that the put option will be exercised.

In April 2024, the Group completed its acquisition of 51% equity interests in Zhejiang Location, a Hangzhou-based Douyin partner specializing in apparel and accessories categories. Pursuant to the share purchase agreement, the Group should acquire additional 24% and 15% equity interest in Location from initial shareholders of Location upon the achievement of 2025 and 2026 performance conditions as defined in the share purchase agreement, respectively. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the redemption value at each reporting date.

The following tables provide details of the redeemable non-controlling interest movement for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Balance as of January 1	1,438,082	1,584,858
Net income attributable to redeemable non-controlling interest	17,172	20,026
Adjustment of the redeemable non-controlling interest	–	8,901
Redeemable non-controlling interest arising from business acquisition	–	48,962
Transfer from redeemable non-controlling interest to non-controlling interest	–	(17,570)
Balance as of June 30	1,455,254	1,645,177

17.	Ordinary Shares and Treasury Stock

On October 5, 2022, the Company announced share repurchase plan with an maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The above 32,353,269 outstanding treasury shares were all cancelled during the year of 2023. For the six months ended June 30, 2024, the treasury stock of 3,543,606 shares with a total amount of US$2.9 million were repurchased.

For the six months ended June 30,2023 and 2024, 1,581,519 and 2,919,051 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

18.	Net loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Numerator:
Net loss	(91,194)	(87,281)
Net loss attributable to non-controlling interests	4,791	10,050
Net income attributable to redeemable non-controlling interests	(17,172)	(20,026)
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(97,257)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.58)	(0.54)
Diluted	(0.58)	(0.54)
Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(1.75)	(1.61)
Diluted	(1.75)	(1.61)
Shares (Denominator):
Weighted average number of ordinary shares
Basic	177,380,516	181,767,160
Diluted	177,380,516	181,767,160

During the six months ended June 30, 2023 and 2024, the Group had 1,848,490 and 8,252,247 outstanding restricted share units and options, respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

19.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30,2024:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Group’s former ordinary shareholders
Champion Kerry Inc. (“Champion Kerry”)	One of the Group’s ordinary shareholders since May 2024
Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group
Shanghai Misako E-commerce Limited (“Misako”)	Equity method investee of the Group
Hangzhou Juxi Technology Co., Ltd. (“Juxi”)	Equity method investee of the Group
Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”)	Equity method investee of the Group
Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group
Shanghai Kewei E-commerce Co., Ltd. (“Kewei”)	Equity method investee of the Group
Hangzhou Baichen Technology Co., Ltd. (“Baichen”)	Equity method investee of the Group and consolidated by the Group in October 2023
Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”)	Equity method investee of the Group
Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”)	Non-controlling shareholder of BolTone, one subsidiary of the Group
Baobida IOT Technology (Suzhou) Co., Ltd. (“BBD”)	Equity method investee of the Group
Shanghai Mansen Brand Management Co., Ltd. (“Mansen”)	Equity investee of the Group and consolidated by the Group in April 2023
Sesame Blooming Limited (“Sesame”)	Equity investee of the Group

19.	Related party transactions (Continued)

(a)	The Group entered into the following transactions with its related parties:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Revenue derived from:
Warehousing service revenue generated from Alibaba Group	30,882	50,553
Product sales revenue generated from Alibaba Group	2,658	2,779
Store operation service revenue generated from Alibaba Group	3,838	2,210
Store operation service revenue generated from Pengtai	2,061	2,079
Store operation service revenue generated from Signify	2,051	2,753
Store operation service revenue generated from Kewei	87	–
Logistic service revenues collected by Creaway Group	16,899	8,481
Logistic service revenues generated from Creaway Group	725	6,543
Store operation service revenue generated from Mansen	248	–
Others	4,006	2,929
	63,455	78,327
Service fees:
Marketing and platform service fees paid to Alibaba Group	148,415	167,356
Logistic service fees paid to Alibaba Group	21,659	7,153
Outsourcing labor cost paid to Juxi	4,329	203
Marketing and platform service fees paid to Kewei	12,002	–
Marketing and platform service fees paid to Baichen	48	–
Logistic service expenses advanced by Creaway Group	794	429
Logistic service expenses paid to Creaway Group	2,152	684
Logistic service expenses paid to BBD	718	–
IT service fees paid to Alibaba Group	5,182	4,860
Others	814	729
	196,113	181,414

20.	Commitments

The Group has leases commitment, please refer to Note 15.

21.	Share-based Compensation

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statement of operations.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

No share options were granted during the six months ended June 30,2023 and 2024.

Share options

A summary of option activities during the six months ended June 30, 2024 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options	Weighted Average Grant-Date Fair Value
		RMB		RMB	USD
Outstanding, as of January 1, 2024	1,876,826	0.5	0.7	11,543	2.15
Forfeited	–
Exercised	(1,739,181)				2.20
Outstanding, as of June 30, 2024	137,645	5.6	0.3	363	1.62
Vested and expected to vest as of June 30, 2024	137,645	5.6	0.3	363	1.62
Exercisable as of June 30, 2024	137,645	5.6	0.3	363	1.62

The aggregate intrinsic value of options exercised during the six months ended June 30, 2024 was RMB363.

21.	Share-based Compensation (Continued)

Restricted share units

Under 2022 Share Incentive Plan, the Group granted 3,772,413 restricted share units to certain employees and senior management in 2024, which vest over a period from 3 months to 4 years. A summary of the restricted share units activities during the six months ended June 30, 2024 is presented below:

	Number of restricted share units	Weighted-average Grant-Date Fair Value
		RMB
Outstanding and unvested, as of December 31, 2023	6,625,960	20.32
Granted	3,772,413	5.34
Vested	(1,179,870)	28.50
Forfeited	(867,462)	13.82
Outstanding and unvested, as of June 30, 2024	8,351,041	11.71

The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of June 30, 2024, there was RMB67,007 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.73 years.

The Group recorded compensation expenses of RMB49,367 and RMB46,802 for both share options and restricted share units for the six months ended June 30, 2023 and 2024, respectively, which were classified in the accompanying consolidated statement of operations as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Fulfillment	2,724	3,420
Sales and marketing	18,322	12,251
Technology and content	5,055	6,738
General and administrative	23,266	24,393
	49,367	46,802

22.	Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB194,437 and RMB207,289 for the six months ended June 30, 2023 and 2024, respectively, for such benefits.

23.	Restricted net assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company’s subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group’s PRC entities were RMB10,282 and RMB4,064 for the six months ended June 30,2023 and 2024. The accumulated reserves as of December 31, 2023 and June 30, 2024 were RMB156,577 and RMB160,622 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,334,988 and RMB3,409,052 as of December 31, 2023 and June 30, 2024 respectively.

24.	Segment Information

(a)	Description of segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of Gap Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group updated its operating segments structure into two operating segments, which are (i) E-commerce; (ii) Brand Management, in the purpose of better reflecting the business developments.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-commerce focuses on Baozun traditional business and comprises two business lines, BEC (Baozun E-commerce) and BZI (Baozun International).

a>	BEC includes our mainland China E-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our E-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and E-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

24.	Segment Information (Continued)

(b)	Segments data

The table below provided a summary of the Group’s reportable segment results for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Net revenues:
E-commerce	3,716,773	3,815,157
Brand Management	513,421	608,271
Inter-segment eliminations*	(22,237)	(52,664)
Total consolidated net revenues	4,207,957	4,370,764
**Adjusted Operating Profits (Losses):
E-commerce	86,100	71,970
Brand Management	(95,037)	(79,279)
Inter-segment eliminations*	–	(200)
Total Adjusted Operating Profits	(8,937)	(7,509)
Inter-segment eliminations*	–	–
Unallocated expenses:
Share-based compensation expenses	(49,367)	(46,802)
Amortization of intangible assets resulting from business acquisition	(16,053)	(18,827)
Cancellation fees of repurchased shares	–	(415)
Acquisition-related expenses	(2,709)	–
Total other expenses	(14,679)	(4,073)
Loss before income tax and share of income in equity method investment	(91,745)	(77,626)

*	The Inter-segment eliminations mainly consist of revenues from services provided by E-commerce to Brand Management.

**	Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses, amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased shares.

The Group’s Chief Operating Decision Maker does not evaluate the performance of the Group’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

24.	Segment Information (Continued)

(b)	Segments data (Continued)

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group’s revenues are mainly located in the PRC and the Group revenues derived from within the PRC are RMB4,152,274 and RMB4,317,640 for the six months ended June 30, 2023 and 2024, respectively.

25.	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2023 and 2024.

26.	Subsequent Event

There was no event that has taken place subsequent to June 30, 2024 that may have a material impact on the Group’s operating and financial performance.

27.	Reconciliation between U.S. GAAP and International Financial Reporting Standards

As the Company’s ordinary shares are dual listed in the United States and Hong Kong, the Hong Kong Stock Exchange requires that the Company to prepare and include a reconciliation statement as part of its interim reporting, disclosing the financial effect of the material differences between the Group’s financial statements prepared under US GAAP and International Financial Reporting Standards (“IFRS”). The reconciliation between US GAAP and IFRS for the interim financial statements as of and for the six months ended June 30, 2024, are presented as below:

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet:

For the six months ended June 30,2024

	Amounts as reported under	Share-based compensation	Operating leases	Classification and measurement of RNCI	Issuance Cost	Investments measured at fair value	Amounts
Reconciliation of Consolidated Statement of	US GAAP	(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	under IFRS
Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:
Fulfillment	(1,173,349)	1,221	13,586	–	–	–	(1,158,542)
Sales and marketing	(1,538,741)	2,814	1,443	–	–	–	(1,534,484)
Technology and content	(262,975)	2,065	–	–	–	–	(260,910)
General and administrative	(350,724)	5,097	17,139	–	–	–	(328,488)
Total operating expenses	(4,444,317)	11,197	32,168	–	–	–	(4,400,952)
Other income (expenses):
Interest expense	(20,641)	–	(10,150)	–	–	–	(30,791)
Fair value change of financial instruments	11,152	–	–	–	–	–	11,152
Changes in value of financial liabilities	–	–	–	(134,713)	–	–	(134,713)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	1,569	1,569
Net loss before income tax and share of income in equity method investment	(77,626)	11,197	22,018	(134,713)	–	1,569	(177,555)
Income tax expense	(10,865)	–	10,487	–	–	–	(378)
Net loss	(87,281)	11,197	32,505	(134,713)	–	1,569	(176,723)
Net income attributable to redeemable non-controlling interests	(20,026)	–	–	20,026	–	–	–
Net loss attributable to non-controlling interests	10,050	–	–	(20,026)	–	–	(9,976)
Net loss attributable to ordinary shareholders of Baozun Inc.	(97,257)	11,197	32,505	(134,713)	–	1,569	(186,699)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	17,964	–	12	–	–	–	17,976
Comprehensive loss	(69,317)	11,197	32,517	(134,713)	–	1,569	(158,747)
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(20,026)	–	–	20,026	–	–	–
Total comprehensive (income) loss attributable to non-controlling interests	10,050	–	–	(20,026)	–	–	(9,976)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(79,293)	11,197	32,517	(134,713)	–	1,569	(168,723)
Reconciliation of Consolidated Balance Sheet
Operating lease right-of-use assets	857,192	–	(49,860)	–	–	–	807,332
Investments in equity investees	364,524	–	–	–	–	(1,977)	362,547
Deferred tax asset	198,700	–	10,487	–	–	–	209,187
TOTAL ASSETS	9,943,736	–	(39,373)	–	–	(1,977)	9,902,386
Accrued expenses and other current liabilities	1,020,799	–	–	–	–	–	1,020,799
Financial liabilities arising from equity contracts with non-controlling interests	–	–	–	1,892,100	–	–	1,892,100
TOTAL LIABILITIES	4,075,435	–	–	1,892,100	–	–	5,967,535
Redeemable non-controlling interests	1,645,177	–	–	(1,645,177)	–	–	–
Additional paid-in capital	4,609,277	15,103	–	(226,371)	35,652	–	4,433,661
Retained earnings (accumulated deficit)	(603,844)	(15,103)	(39,385)	(69,476)	(35,652)	(1,977)	(765,437)
Accumulated other comprehensive (loss) income	50,215	–	12	–	–	–	50,227
Total Baozun Inc. shareholders’ equity	4,034,121	–	(39,373)	(295,847)	–	(1,977)	3,696,924
Non-controlling interests	189,003	–	–	48,924	–	–	237,927
Total equity	4,223,124	–	(39,373)	(246,923)	–	(1,977)	3,934,851

27.	Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

For the six months ended June 30,2023

	Amounts as reported under	Share-based compensation	Operating leases	Classification and measurement of RNCI	Issuance Cost	Investments measured at fair value	Amounts
Reconciliation of Consolidated Statement of	US GAAP	(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	under IFRS
Operations and Comprehensive Income	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:
Fulfillment	(1,226,281)	(536)	16,011	–	–	–	(1,210,806)
Sales and marketing	(1,299,127)	840	1,419	–	–	–	(1,296,868)
Technology and content	(244,033)	89	–	–	–	–	(243,944)
General and administrative	(412,730)	(2,985)	10,837	–	–	–	(404,878)
Total operating expenses	(4,285,023)	(2,592)	28,267	–	–	–	(4,259,348)
Other income (expenses):
Interest expense	(20,718)	–	(35,788)	–	–	–	(56,506)
Fair value change of financial instruments	–	–	–	(304,768)	–	–	(304,768)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	–	1,004	1,004
Net Loss	(91,194)	(2,592)	(7,521)	(304,768)	–	1,004	(405,071)
Net income attributable to redeemable non-controlling interests	(17,172)	–	–	17,172	–	–	–
Net loss attributable to non-controlling interests	4,791	–	–	–	–	–	4,791
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(2,592)	(7,521)	(287,596)	–	1,004	(400,280)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	31,726	–	12	–	–	–	31,738
Comprehensive loss	(59,468)	(2,592)	(7,509)	(304,768)	–	1,004	(373,333)
Total comprehensive income attributable to redeemable non-controlling interests	(17,172)	–	–	17,172	–	–	–
Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	(71,849)	(2,592)	(7,509)	(287,596)	–	1,004	(368,542)
Reconciliation of Consolidated Balance Sheet
Operating lease right-of-use assets	1,122,118	–	(62,573)	–	–	–	1,059,545
Financial assets at fair value through profit or loss	–	–	–	–	–	–	–
Investments in equity investees	303,505	–	–	–	–	1,004	304,509
TOTAL ASSETS	10,280,765	–	(62,573)	–	–	1,004	10,219,196
Accrued expenses and other current liabilities	1,096,165	–	–	–	–	–	1,096,165
Financial liabilities at fair value through profit or loss	–	–	–	1,760,022	–	–	1,760,022
TOTAL LIABILITIES	4,622,410	–	–	1,760,022	–	–	6,382,432
Redeemable non-controlling interests	1,455,254	–	–	(1,455,254)	–	–	–
Additional paid-in capital	4,336,480	35,108	–	–	35,652	–	4,407,240
Retained earnings (accumulated deficit)	(331,740)	(35,108)	(62,585)	(304,768)	(35,652)	1,004	(768,849)
Accumulated other comprehensive income	47,404	–	12	–	–	–	47,416
Total Baozun Inc. shareholders’ equity	4,052,245	–	(62,573)	(304,768)	–	1,004	3,685,908
Total equity	4,203,101	–	(62,573)	(304,768)	–	1,004	3,836,764

27.	Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

Notes:

(i)	Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting and with only service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date.

Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)	Operating leases

As a lessee, the Group recognized a lease liability based on the present value of the total remaining lease payments, and a corresponding right of use asset under U.S. GAAP. The Group subsequently recognize an operating lease expense on straight line basis over the lease term as one single item within each expense category that the leases are allocated to.

IFRS requires entities to present interest expense on the lease liability and depreciation on the right of use assets separately in the statement of operations. The combination of a straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the lease terms, and a decreasing expense during the latter years of the lease terms.

(iii)	Classification and measurement of Redeemable non-controlling interests (“RNCI”)

Under U.S. GAAP, RNCI represents non-controlling interests in subsidiary held by third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified as mezzanine equity in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized in retained earnings immediately as they occur.

Under IFRS, redeemable non-controlling interests are required to be designated as financial liabilities at fair value through profit or loss which are initially recognized at fair value with subsequent changes in fair value to be recognized in profit or loss.

(iv)	Issuance Cost

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“issuance costs”) may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(v)	Investment

Under U.S. GAAP, the Company elected to measure an investment in equity security without a readily determinable fair value that does not qualify equity method of accounting or not qualify for the practical expedient to estimate fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL).